Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the three and six-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the three and six-month periods then ended

Content

i

Paredes, Burga & Asociados Sociedad Civil de Responsabilidad Limitada

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of June 30, 2021, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and six-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Lima, Peru

July 19, 2021

Countersigned by:

/s/ Oscar Mere

Oscar Mere

C.P.C.C. Register No. 39990

Inscrita en la partida 11396556 del Registro de Personas Jurídicas de Lima y Callao

Miembro de Ernst & Young Global

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	Note	As of June 30, 2021	As of December 31, 2020
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	368,652	308,912
Trade and other receivables	4	94,923	84,412
Income tax prepayments		11,738	18,076
Inventories	5	500,267	460,610
Prepayments		27,318	5,729
Total current asset		1,002,898	877,739

Non-current assets
Trade and other receivables	4	11,110	5,215
Financial instruments designated at fair value through other comprehensive income	15	692	692
Derivative financial instruments	15	75,533	42,247
Property, plant and equipment	6	1,979,265	2,014,508
Intangible assets		49,665	49,640
Goodwill		4,459	4,459
Deferred income tax assets		13,439	15,618
Right of use asset	7	5,445	6,006
Other assets		152	160

Total non-current asset		2,139,760	2,138,545

Total assets		3,142,658	3,016,284

Liability and equity
Current liabilities
Trade and other payables	8	200,135	180,190
Dividends payable	8	342,341	7,686
Financial obligations	9 y 15	228,588	65,232
Lease liabilities	7	1,711	1,531
Income tax payables		6,473	1,051
Provisions	10	9,498	9,380
Total current liabilities		788,746	265,070

Non-current liabilities
Financial obligations	9 y 15	1,076,610	1,203,352
Lease liabilities	7	4,771	5,102
Non-current provisions	10	30,280	25,341
Deferred income tax liabilities		148,900	149,864

Total non-current liabilities		1,260,561	1,383,659
Total liability		2,049,307	1,648,729

Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive results		(28,843)	(33,378)
Retained earnings		177,890	456,629

Total equity		1,093,351	1,367,555

Total liability and equity		3,142,658	3,016,284

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	12	440,923	114,345	905,728	413,603
Cost of sales		(324,522)	(112,203)	(656,101)	(319,450)

Gross profit		116,401	2,142	249,627	94,153

Operating income (expense)
Administrative expenses		(47,213)	(33,263)	(94,302)	(73,578)
Selling and distribution expenses		(14,172)	(8,268)	(28,355)	(21,993)
Other operating income (expense), net		1,107	(848)	429	(644)

Total operating expenses, net		(60,278)	(42,379)	(122,228)	(96,215)

Operating profit		56,123	(40,237)	127,399	(2,062)

Other income (expenses)
Finance income		279	1,163	780	1,697
Finance costs		(21,054)	(23,184)	(41,890)	(43,813)
Cumulative net loss on settlement of derivative financial instruments		-	-	(1,569)	-
Net profit for valuation of trading derivative financial instruments		45	1,445	500	4,391
Gain (loss) from exchange difference, net		3,967	(2,746)	417	(6,896)

Total other expenses, net		(16,763)	(23,322)	(41,762)	(44,621)

Profit before income tax		39,360	(63,559)	85,637	(46,683)

Income tax expense	11	(11,696)	18,010	(26,172)	11,858

Profit for the period		27,664	(45,549)	59,465	(34,825)

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	14	0.06	(0.11)	0.14	(0.08)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		27,664	(45,549)	59,465	(34,825)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges	15(a)	537	(3,015)	6,432	1,773
Deferred income tax	11	(159)	888	(1,897)	(523)
Other comprehensive income for the period, net of income tax		378	(2,127)	4,535	1,250

Total comprehensive income for the period, net of income tax		28,042	(47,676)	64,000	(33,575)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the six-month period ended June 30, 2021 and June 30, 2020 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651
Profit for the period	-	-	-	-	-	-	-	(34,825)	(34,825)
Other comprehensive income	-	-	-	-	-	-	1,250	-	1,250
Total comprehensive income	-	-	-	-	-	-	1,250	(34,825)	(33,575)
Balance as of June 30, 2020	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(16,500)	462,375	1,388,076

Balance as of January 1, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(18,915)	456,629	1,367,555
Profit for the period	-	-	-	-	-	-	-	59,465	59,465
Other comprehensive income	-	-	-	-	-	-	4,535	-	4,535
Total comprehensive income	-	-	-	-	-	-	4,535	59,465	64,000

Dividends, note 8	-	-	-	-	-	-	-	(338,204)	(338,204)
Balance as of June 30, 2021	423,868	40,279	(121,258)	432,779	168,636	(14,463)	(14,380)	177,890	1,093,351

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and six-month period ended June 30, 2021 and June 30, 2020 (unaudited)

	Note	For the three-month period ended June 30		For the three-month period ended June 30
		2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Operating activities
Profit (loss) before income tax		39,360	(63,559)	85,637	(46,683)
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		33,830	34,539	67,685	68,652
Finance costs		21,054	23,184	41,890	43,813
Long-term incentive plan	13	1,968	1,440	3,639	2,879
Loss on the valuation of trading derivative financial instruments		-	-	1,569	-
Estimate expected credit loss	4	486	1,054	1,193	2,176
Unrealized exchange difference related to monetary transactions		(9,478)	5,567	(6,902)	6,014
Net gain on settlement of trading derivative financial instruments		(45)	(1,445)	(500)	(4,391)
Net gain on disposal of property, plant and equipment	6	(1,117)	(456)	(1,159)	(1,632)
Finance income		(279)	(1,163)	(780)	(1,697)
Other operating, net		687	255	435	(1,290)

Working capital adjustments
(Increase) decrease in trade and other receivables		(5,953)	22,870	(11,163)	35,479
(Increase) decrease in prepayments		(2,525)	5,970	(21,589)	680
(Increase) decrease in inventories		8,112	(898)	(39,631)	(6,674)
Increase (decrease) in trade and other payables		(2,927)	(4,807)	17,845	(43,375)
		83,173	22,551	138,169	53,951

Interests received		297	76	1,824	594
Interests paid		(336)	(1,727)	(32,624)	(31,438)
Income tax paid		(11,795)	(591)	(24,258)	(14,594)
Net cash flows provided by operating activities		71,339	20,309	83,111	8,513

Interim condensed consolidated statements of cash flows (continued)

	Note	For the three-month period ended June 30,		For the six-month period ended June 30,
		2021	2020	2021	2020
		S/(000)	S/(000)	S/(000)	S/(000)

Investing activities
Proceeds from sale of property, plant and equipment		1,999	960	3,254	1,801
Collection of loan granted to third parties		142	-	282	91
Purchase of property, plant and equipment		(18,740)	(6,016)	(29,397)	(18,226)
Purchase of intangibles assets		(2,225)	(1,247)	(3,988)	(2,809)
Redemption of term deposits with original maturity greater than 90 days		-	127,990	-	127,990
Opening of term deposits with original maturity greater than 90 days.		-	-	-	(208,990)
Loans granted to third parties		-	(1,695)	-	(2,413)
Net cash flows used in investing activities		(18,824)	119,992	(29,849)	(102,556)

Financing activities
Income from settlement of derivative financial instrument		-	-	3,879	-
Dividends returned		197	240	197	240
Payment of hedge finance cost		-	-	(7,202)	(7,732)
Payment of lease liabilities	7	(675)	(71)	(1,174)	(531)
Dividends paid		(121)	(15)	(480)	(45,906)
Bank overdraft		-	57,184	-	70,691
Loan received	9	-	-	-	212,350
Net cash flows (used in) provided by financing activities		(599)	57,338	(4,780)	229,112

Net increase in cash and cash equivalents		51,916	197,639	48,482	135,069
Net foreign exchange difference		11,422	62	11,258	(385)
Cash and cash equivalents at the beginning of the period		305,314	5,249	308,912	68,266
Cash and cash equivalents at the end of the period	3	368,652	202,950	368,652	202,950

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(9,478)	5,567	(6,902)	6,014
Recognition of right-of-use assets and lease liabilities during the period	7	5	-	217	7,504

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of June 30, 2021 and 2020, and December 31, 2020

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of June 30, 2021, December 31, 2020 and June 30, 2020.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter the “Group”) as of June 30, 2021 and for the six-month period then ended, were approved for issuance by the Company’s Management on July 19, 2021. The consolidated financial statements as of December 31, 2020 have been approved by the General Meeting of Shareholders, on March 23, 2021.

(b)	COVID 19 -

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the World Health Organization (“WHO”) on 11 March 2020.The measures to slow the spread of COVID-19 have had a significant impact on the global economy.

On March 15, 2020, the Peruvian government declared a nationwide state of emergency, effectively shutting down all business considered non-essential (with exception of food production and commercialization, pharmaceuticals and health). As a result, since that date, we shut-down our three plants until the Peruvian government allowed us to restart production and commercial activities on May 20, 2020.

On July 10, 2021 the Government has decided to extend the state of health emergency nationwide for 31 calendar days from August 1, 2021, to August 31, 2021 in order to continue with the prevention, control and health care actions for the protection of the population of the entire country.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

During the halt period, we were unable to generate income; however, the Company largely returned to the operating levels prior to the shut-down as of the month of August 2020. The Group has prepared interim condensed consolidated financial statements until June 30 2021 on a going concern basis, which assumes continuity of current business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

Regarding financial obligations, we have not yet seen any changes in our access and cost of funding, however, at the beginning of the nationwide emergency state we took a bank overdraft line and short-term loans as a precautionary measure in order to cover our working capital needs, some of these loans have already been canceled and others are still outstanding as shown in note 9.

The Company has taken various measures to preserve the health of its employees and to prevent contagion in its administrative and operational areas, such as remote work, rigorous cleaning of work environments, distribution of personal protective equipment, test of suspicious cases and body temperature measurement.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2020.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2020, except for the adoption of new standards effective as of 1 January 2021. The standards and interpretations relevant to the Group, that are effective since January 1, 2021 are disclosed below.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

-	Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform, “LIBOR”. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group since it does not have financial debt agreed with the reference interest rate “LIBOR” or associated hedging relationships.

The Group has not adopted early any standard, interpretation or modification that has been issued but is not yet in force.

The Group has not adopted in advance any other standard, interpretation or modification that has been issued but has not yet entered into force.

2.2	Basis of consolidation -

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2021 and 2020.

As of June 30, 2021 and 2020, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2020.

2.3	Seasonality of operations -

Seasonality is not relevant to the Group’s activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of June 30, 2021	As of December 31, 2020
	S/(000)	S/(000)

Cash on hand	228	177
Cash at banks (b)	353,424	22,510
Term deposits with original maturities of ninety days or less (c)	15,000	286,225

	368,652	308,912

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

4.	Trade and other receivables

As of June 30, 2021 and December 31, 2020 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 56% and 63 % of the trade receivables were guaranteed by banks guarantees and mortgages amounting to S/50,382,000 and S/46,484,000, respectively.

As of June 30, 2021 and 2020, the Group recorded S/1,193,000 and S/2,176,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Sales and distribution expenses” of the interim condensed consolidated statement of income and; correspond to the best estimate of Management considering the current situation. The Group’s Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

The movement of the allowance for expected credit losses on trade and other receivable for the three-month period ended as of June 30, 2021 and 2020 is as follows:

	2021	2020
	S/(000)	S/(000)

Opening balance	14,358	12,781
Additions	1,193	2,176
Recoveries	-	(4)

Ending balance	15,551	14,953

5.	Inventories

As of June 30, 2021 and December 31, 2020 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment, net

During the three- and six-month periods ended June 30, 2021 the Group’s additions amounted approximately to S/18,864,000 and S/28,420,000 (S/4,391,000 and S/13,354,000 during the three- and six-month periods ended June 30, 2020, respectively).

Assets with a net book value of S/709,000 were sold during the six-month period ended June 30, 2021 (S/1,091,000 for the six-month period ended June 30, 2020), resulting in a net gain on disposal of S/1,159,000 (S/1,632,000 for the six-month period ended June 30, 2020).

As of June 30, 2021 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/3,853,000 (S/4,830,000 as of December 31, 2020).

Notes to interim condensed consolidated financial statements (unaudited) (continued)

7.	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/660,000 for the six-month period ended June 30, 2021 (S/725,000 as of June 30, 2020) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated statement of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1, 2020	-	109	109
Additions	7,504	-	7,504
Sales and/or retirement	-	(72)	(72)
Balance as of June 30, 2020	7,504	37	7,541
Balance as of January 1, 2021	7,504	38	7,542
Additions	217	-	217
Sales and/or retirement	-	(3)	(3)
Balance as of June 30, 2021	7,721	35	7,756

Accumulated depreciation -
Balance as of January 1, 2020	-	63	63
Additions	750	20	770
Sales and/or retirement	-	(61)	(61)
Balance as of June 30, 2020	750	22	772
Balance as of January 1, 2021	1,501	35	1,536
Additions	775	-	775
Balance as of June 30, 2021	2,276	35	2,311

Net book value
As of December 31, 2020	6,003	3	6,006
As of June 30, 2021	5,445	-	5,445

Notes to interim condensed consolidated financial statements (unaudited) (continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2021	2020
	S/(000)	S/(000)

Balance as of January, 1	6,633	57
Additions	217	7,504
Financial interest expense	185	200
Lease payments	(1,174)	(531)
Disposals	-	(19)
Others	621	-
Balance as of June 30	6,482	7,211

Maturity
Current portion	1,711	1,479
Non-current portion	4,771	5,732
Balance as of June 30	6,482	7,211

The future cash disbursements in relation to lease liabilities have been disclosed in note 9.

8.	Trade, dividends and other payables

As of June 30, 2021 and December 31, 2020, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

On April 29, 2021, the Board of Directors agreed to distribute dividends amounting to S/338,204,000 (this amount does not include dividends corresponding to treasury shares), from unrestricted earnings for the years 2014 to 2019, which were paid during the first days of July of the year 2021.

As of June 30, 2021 dividends payable amounted to S/342,341,000 (S/ 7,686,000 as of December 31, 2020).

9.	Financial Obligations

Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year. As of June 30, 2021 and as of December 31, 2020 the corporate bonds issued in US Dollars amounts to US$131,612,000 with an annual rate of 4.5 per cent and maturity in 2023.

For the six-month period ended June 30, 2021 and 2020, the corporate bonds generated interests that have been recognized in the interim condensed consolidated financial statement of profit or loss for S/31,220,000 and S/30,314,000, respectively.

Bank loans

As of June 30, 2021, and December 31, 2020, the Company maintains a loan of US$18,000,000 maturing in July 2021 with an effective annual interest rate of 2.20 percent. Also, the Company maintains two loans of S/79,500,000 each maturing in January 2022 with an effective annual interest rate of 2.62 percent. As of the date of this report, the loan of US$ 18,000,000 was renegotiated with maturity in July 2022 and a rate of 1.80 percent per annum.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Financial covenants –

The contracts for corporate bonds issued in US dollars and soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

- The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.

- The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	In sight	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2021
Financial obligations	69,588	-	159,000	414,290	570,000	1,212,878
Interests	-	30,750	32,998	177,309	174,152	415,209
Trade and other payables	-	134,194	60,741	-	-	194,935
Dividends payable	342,341	-	-	-	-	342,341
Hedge finance cost payable	-	7,563	7,563	15,125	-	30,251
Lease liabilities	-	423	1,312	4,747	-	6,482

As of December 31, 2020
Financial obligations	-	-	65,232	572,993	570,000	1,208,225
Interests	-	30,033	35,056	186,607	193,454	445,150
Trade and other payables	-	134,567	38,235	-	-	172,802
Dividends payable	7,686	-	-	-	-	7,686
Hedge finance cost payable	-	8,032	8,032	24,096	-	40,160
Lease liabilities	-	-	383	1,148	5,102	6,633

10.	Provisions

As of June 30, 2021 and December 31, 2020, this caption includes workers’ profit sharing, provision for contingencies, long-term incentive plan and rehabilitation provision.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

11.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(10,928)	1,400	(26,850)	(1,913)
Deferred income tax	(768)	16,610	678	13,771
Total income tax expense (benefit) recognized in the interim consolidated statements of profit or loss	(11,696)	18,010	(26,172)	11,858
Income tax recognized in other comprehensive income	(159)	888	(1,897)	(523)
Total income tax	(11,855)	18,898	(28,069)	11,335

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

(Decrease) increase of deferred income tax asset (*)	(1,535)	5,516	(2,179)	7,613
Increase of deferred income tax liability(**)	608	11,982	960	5,635

Total variation of deferred income tax	(927)	17,498	(1,219)	13,248
Deferred income tax expense recognized in interim condensed consolidated statements of profit or loss	(768)	16,610	678	13,771
Deferred income tax recognized in other comprehensive income	(159)	888	(1,897)	(523)

Total variation of deferred income tax	(927)	17,498	(1,219)	13,248

(*)	As of June 30, 2020 corresponds to the increase of tax-loss carry forward in the subsidiaries Distribuidora Norte Pacasmayo S.R.L. and Dinoselva Iquitos S.A.C.

(**)	As of June 30, 2020 corresponds to difference of bases.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Following is the composition of deferred tax related to items recognized in other comprehensive income:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

(Loss) gain unrealized on derivative financial instruments	(159)	888	(1,897)	(523)

Total deferred income tax in OCI	(159)	888	(1,897)	(523)

12.	Sales of goods

This caption is made up as follows:

	Cement, concrete and precast	Quicklime	Construction Supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended June 30, 2021
Revenue from external customers	405,636	7,601	27,618	68	440,923
Revenue from external customers	405,636	7,601	27,618	68	440,923

For the six-month period ended June 30, 2021
Revenue from external customers	836,103	16,116	53,281	228	905,728
Revenue from external customers	836,103	16,116	53,281	228	905,728

For the three-month period ended June 30, 2020
Revenue from external customers	102,285	6,300	5,736	24	114,345
Revenue from external customers	102,285	6,300	5,736	24	114,345
For the six-month period ended June 30, 2020
Revenue from external customers	379,715	13,246	20,391	251	413,603
Revenue from external customers	379,715	13,246	20,391	251	413,603

Notes to interim condensed consolidated financial statements (unaudited) (continued)

13.	Related party transactions

During the six-months periods ended June 30, 2021 and 2020, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	5	3	10	6
Fees for management and administrative services	25	136	48	272

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	297	333	580	660
Fees from leasing of parking	94	83	220	165

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	3	7	9	14
Fees for management and administrative services	12	290	131	580

Fossal S.A.A. (Fossal)
Fees from office lease	5	4	10	8
Fees for management and administrative services	13	10	25	20

Asociación Sumac Tarpuy
Fees from office lease	5	-	10	-

Expenses
Security services provided by Compañía Minera Ares S.A.C.	660	475	1,320	950

Notes to interim condensed consolidated financial statements (unaudited) (continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of June 30, 2021 and December 31, 2020:

	June 30, 2021		December 31, 2020
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,209	89	1,449	-
Compañía Minera Ares S.A.C.	1,128	945	678	1,348
Fossal S.A.	105	-	-	-
Inversiones ASPI S.A.	-	137	-	211
Other	22	-	85	-

	2,464	1,171	2,212	1,559

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party. As of June 30, 2021 and December 31, 2020, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensations expense amounted to S/5,155,000 and S/10,270,000 during the three and six-month periods ended June 30, 2021, respectively (S/5,179,000 and S/12,491,000 during the three and six-month periods ended June 30, 2020), and the total long-term compensations expense amounted to S/1,968,000 and S/3,639,000 during the three and six-month periods ended June 30, 2021, respectively (S/1,440,000 and S/2,879,000 during the three and six-month period ended June 30, 2020, respectively). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

14.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the six-month period ended June 30, 2021 and 2020 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of June 30, 2021 and 2020.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	27,664	(45,549)	59,465	(34,825)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.06	(0.11)	0.14	(0.08)

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

15.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging -

Foreign currency risk –

As of June 30,2021 the Group maintains Cross currency swap contracts for a nominal amount of US$132,000,000 (US$ 150,000,000 as of December 31, 2020), with maturity in 2023 and a rate of 2.97%. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/6,432,000 for the six-month period ended June 30, 2021 (gain of S/1,773,000 for the six-month period ended June 30, 2020) is included in the interim condensed consolidated statement of other comprehensive income. The amounts retained in other comprehensive income as of June 30, 2021 are expected to mature and affect the consolidated statement of profit or loss in 2023, settlement year of cross currency contracts.

Derivate assets from trading -

As of June 30, 2021 and 2020, cross currency swaps that do not have an underlying hedging relationship amounts to US$388,000 and US$18,388,000, respectively, have been designated as trading. The effect on profit or loss from its measurement at fair value was a gain of S/500,000 and S/4,391,000 for the six-month period ended June 30, 2021 and 2020, respectively.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2021	2020	2021	2020	2021/2020
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	368,652	308,912	368,652	308,912	Level 1
Trade and other receivables	106,033	89,627	106,033	89,627	Level 2
Derivative financial assets -“cross currency swaps”	75,533	42,247	75,533	42,247	Level 2
Financial instruments at fair value through other comprehensive income	692	692	692	692	Level 3
Total financial assets	550,910	441,478	550,910	441,478
Financial liabilities
Trade and other payables	200,135	180,190	200,135	180,190	Level 2
Dividends payable	342,341	7,686	342,341	7,686	Level 2
Senior notes	1,076,610	1,044,352	1,107,558	1,118,492	Level 1
Fixed rate notes	228,588	224,232	229,887	221,607	Level 2
Total financial liabilities	1,847,674	1,456,460	1,879,921	1,527,975

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of June 30, 2021 and December 31, 2020, there were no transfers between the fair value hierarchies.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

16.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of June 30, 2021, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided a rent for the six-month period ended June 30, 2021 and 2020 for S/580,000 and S/659,000, respectively.

Capital commitments

As of June 30, 2021, the Group had no significant capital commitments.

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2020.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Tax situation

The Company is subject to Peruvian tax law. As of June 30, 2021 and 2020, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of June 30, 2021 and December 31, 2020.

During the four years following the year tax returns are filed, the tax authority has the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authority

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2016-2020	Dec.2016-2021
Cementos Selva S.A.	2016-2020	Dec.2016-2021
Distribuidora Norte Pacasmayo S.R.L.	2016-2020	Dec.2016-2021
Empresa de Transmisión Guadalupe S.A.C.	2016-2020	Dec.2016-2021
Salmueras Sudamericanas S.A.	2016-2020	Dec.2016-2021
Calizas del Norte S.A.C. (on liquidation)	2016-2020	Dec.2016-2021
Soluciones Takay S.A.C.	2019-2020	May to Dec.2019-2021

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of June 30, 2021 and the consolidated financial statements as of December 31, 2020.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Legal claim contingency

As of June 30, 2021, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/13,024,000. From this total amount, S/3,045,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo and S/2,298,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2020.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

17.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers		Gross margin		Profit (loss) before income tax		Income tax		Profit (loss) for the period
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended June 30,
Cement, concrete and precast	405,636	102,285	114,706	1,877	41,001	(61,445)	(12,184)	17,642	28,817	(43,803)
Construction supplies	27,618	5,736	1,039	(409)	(1,244)	(1,663)	368	402	(876)	(1,261)
Quicklime	7,601	6,300	487	879	(26)	423	11	(136)	(15)	287
Other	68	24	169	(205)	(371)	(874)	109	102	(262)	(772)

Total	440,923	114,345	116,401	2,142	39,360	(63,559)	(11,696)	18,010	27,664	(45,549)

For the six-month period ended June 30,
Cement, concrete and precast	836,103	379,715	246,289	92,616	89,067	(43,035)	(27,220)	10,931	61,847	(32,104)
Construction supplies	53,281	20,391	1,638	578	(2,909)	(1,842)	889	468	(2,020)	(1,374)
Quicklime	16,116	13,246	1,575	1,178	464	171	(142)	(44)	322	127
Other	228	251	125	(219)	(985)	(1,977)	301	503	(684)	(1,474)

Total	905,728	413,603	249,627	94,153	85,637	(46,683)	(26,172)	11,858	59,465	(34,825)

Notes to interim condensed consolidated financial statements (unaudited) (continued)

	Segment assets	Other Assets (**)	Total asset	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of June 30, 2021
Cement, concrete and precast	2,912,976	75,302	2,988,278	1,981,980
Construction supplies	46,715	-	46,715	67,234
Quicklime	75,429	-	75,429	-
Other (*)	31,313	923	32,236	93

Total	3,066,433	76,225	3,142,658	2,049,307

As of December 31, 2020
Cement, concrete and precast	2,806,803	37,068	2,843,871	1,590,105
Construction supplies	51,225	-	51,225	58,517
Quicklime	83,621	-	83,621	-
Other (*)	31,696	5,871	37,567	107

Total	2,973,345	42,939	3,016,284	1,648,729

(*)	The “Other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.
(**)	As of June 30, 2021 corresponds to the financial instruments designated at fair value through other comprehensive income and to the fair value of derivative financial instruments (cross currency swap) for approximately S/692,000 and S/75,533,000, respectively. As of December 31, 2020 corresponds to the financial instruments designated at fair value through other comprehensive income for approximately S/692,000 and fair value of derivative financial instruments (cross currency swap) for approximately S/42,247,000. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through other comprehensive income and the fair value of the trading derivative financial instrument are presented as “Other”.

Geographic information

As of June 30, 2021 and December 31, 2020, all non-current assets are located in Peru and all revenues are from Peruvian clients.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

18.	Financial risk management, objectives and policies

The Group´s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2020.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 15.

Notes to interim condensed consolidated financial statements (unaudited) (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of June 30, 2021	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	1,039
	+10	2,079
	-5	(1,039)
	-10	(2,079)

As of June 30, 2020	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(1,730)
	+10	(3,459)
	-5	1,730
	-10	3,459

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

As of June 30, 2021 and December 31, 2020, no portion of the corporate bonds will mature in less than one year.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the six-month period ended June 30, 2021, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of June 30, 2021 and December 31, 2020, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

002-1463

COLEGIO DE CONTADORES PÚBLICOS DE LIMA

CONSTANCIA DE HABILITACIÓN

El Decano y el Director Secretario del Colegio de Contadores Públicos de Lima, que suscriben, declaran que, en base a los registros de la institución, se ha verificado que

PAREDES, BURGA & ASOCIADOS S. CIVIL DE R.L.

REGISTRO DE SOCIEDAD: S0761

Se encuentra, HABIL, para el ejercicio de las funciones profesionales que le faculta la Ley Nº 13253 y su modificación Ley Nº 28951 y conforme al Estatuto y Reglamento Interno de este Colegio; en fe de lo cual y a solicitud de parte, se le extiende la presente constancia para los efectos y usos que estime conveniente. Esta constancia tiene vigencia hasta el 30 de ABRIL del 2022.

Lima, 30 de MARZO de 2021.

CPC. GUILLERMINA ZAVALA LAUCAR
DECANA

CPC. GLADYS MILAGROS BAZAN ESPINOZA
DIRECTORA SECRETARIA

Dirección: Calle José Díaz Nº 384 Urb. Santa Beatriz, Lima Perú
Celular : 920 180 083
web : www.ccplima.org.pe
E-mail : informes@ccplima.org.pe

Partida Registral **N° 01796283**
Asiento 00007 del Registro de Personas Jurídicas - SUNARP